EXHIBIT 20


FOR MORE INFORMATION CONTACT:
____________________________

Arnold F. Brookstone                        Ira N. Stone
Executive Vice President -                  Senior Vice President -
Chief Financial & Planning Officer          Chief Marketing &
                                            Communications Officer
(312) 580-4637                              (312) 580-4608



For Immediate Release:


   STONE CONTAINER RETURNS TO PROFITABILITY ON RECORD QUARTERLY SALES


     CHICAGO, Feb. 6, 1995 -- Stone Container Corporation returned to profitability on record quarterly sales. For the year, the Company's loss was narrowed on near-record sales.

     "Stone Container is at the beginning of a strong and continuing recovery. The vigorous turnaround in the pulp and paper industry has restored prices for our core products, and has led us back to profitability," said Roger W. Stone, Chairman, President and Chief Executive Officer.

     The Company earned $29.8 million, or $.31 per primary share and $.28 per fully diluted share, in the fourth quarter of 1994, compared to a net loss of $85.8 million, or $1.23 per share, for the comparable period of 1993.

     For the year, Stone Container reported a loss, before the cumulative effect of accounting changes and extraordinary charges related to the early extinguishment of debt, of $128.8 million, or $1.60 per share, compared to a loss of $319.2 million, or $4.59 per share, in 1993.

     After the effects of accounting changes and extraordinary charges, the Company reported a net loss of $204.6 million, or $2.46 per share, for the full year 1994, as compared to a net loss of $358.7 million, or $5.15 per share, for 1993.

     Sales for the fourth quarter of 1994 were a record $1.62 billion, compared to $1.24 billion for the fourth quarter of 1993. For the full year 1994, sales were $5.75 billion, compared to sales of $5.06 billion for 1993.

     SFAS 112, relating to changes in accounting for postemployment benefits other than pensions, resulted in a non-cash charge of $14.2 million net of income taxes, or $.16 per share, in 1994. Additionally, the Company recorded extraordinary charges pertaining to early extinguishments of debt of $61.6 million net of income taxes, or $.70 per share, in 1994.

     SFAS 106, relating to changes in accounting for post-retirement benefits other than pensions, resulted in a non-cash charge of $39.5 million net of income taxes, or $.56 per share, in 1993.

     The fourth-quarter results were adversely affected by several items:

     . Higher costs for recycled fibre continued to impact the company's performance. Recycled fibre costs were approximately $52 million higher in the fourth quarter of 1994 than in the comparable quarter of 1993.

     . The Company experienced a pre-tax, predominantly non-cash loss in the quarter of approximately $12.1 million attributable to foreign currency adjustments.

     . A strike at the pulp and paper mill in Bathurst, New Brunswick began on November 15 and had a pre-tax impact of approximately (U.S.) $6.2 million in the fourth quarter. The strike was ended in January, and production of corrugating medium at the mill has resumed. Production of market pulp is scheduled to resume in mid-February.

     . Fourth-quarter results were affected by a high effective tax rate, primarily due to the non-deductibility, for tax purposes, of certain depreciation and amortization. The tax provision in the fourth quarter of 1994 was 48.9 percent, compared to a 28.8 percent credit on the year-ago quarter's pretax loss.


     During the fourth quarter, the Company increased its equity interest from 50 percent to 90 percent in Stone Venepal Celgar Pulp Inc. (SVCPI), a company jointly owned with Venepal, a Venezuelan pulp and paper company. SVCPI owns a 50 percent interest in a market pulp mill in Castlegar, British Columbia. As a result of the purchase, SVCPI's indebtedness, which is non-recourse to the Company, will be consolidated on Stone Container's balance sheet effective December 31, 1994. SVCPI's operations will be consolidated in the Company's financial statements effective January 1, 1995.

     During the fourth quarter, Stone made an investment in River House Packaging Pty. Ltd., a small, publicly traded Australian company with corrugated container plants in Melbourne and Sydney.

     "Earnings before interest, taxes, depreciation and amortization (EBITDA) is used internally by the Company as a proxy for operating cash flow. In the fourth quarter of 1994, the Company's consolidated EBITDA was $270.4 million, equal to an annualized running rate approaching $1.1 billion," said Stone.

     "Conditions throughout the industry remain extremely positive. Demand in domestic and international markets is strong and inventories are very low. The demand/supply relationships in our core products are favorably tight, and no significant new capacity is scheduled to come on line in the near future. As a result, Stone's mills are running flat out," said Stone.

     "The Company's core products continue to experience price improvements," Stone said. "We implemented price increases for containerboard and corrugated containers in January. A price increase for newsprint is scheduled for March, and another has been scheduled for May. Also, we implemented an increase for market pulp in January, with another scheduled for March."

     "In light of the outlook for the economy and for our industry, the current industry upturn should be both stronger and longer than those of the recent past. I believe that the recovery will last at least into 1997," Stone concluded.

     Stone Container Corporation is a multinational pulp, paper and paper packaging company. Its product line includes containerboard, corrugated containers, kraft paper, paper bags and sacks, market pulp, wood products and, through Stone-Consolidated Corporation, newsprint and groundwood papers.

     Headquartered in Chicago, the Company has manufacturing facilities and sales offices in North America, Europe, the United Kingdom, Central and South America, Australia and the Far East.


(see tabulars attached)


                           STONE CONTAINER CORPORATION (NYSE)
                                        SUMMARY

                                    For the three
                                    months ended          For the year ended
(dollars in millions                December 31,              December 31,
except per share amounts)            1994        1993        1994         1993
Net sales................       $ 1,621.4   $ 1,243.1   $ 5,748.7    $ 5,059.6
                                __________  __________  __________   __________
Income (loss) before
 interest and taxes......           179.1        (3.8)      292.9        (36.6)
Interest expense.........          (117.9)     (115.4)     (456.0)      (426.7)
                                __________  __________  __________   __________
Income (loss) before
 income taxes and
 minority interest.......            61.2      (119.2)     (163.1)      (463.3)
(Provision) credit for
 income taxes............           (29.9)       34.3        35.5        147.7
Minority interest........            (1.5)        (.9)       (1.2)        (3.6)
                                __________  __________  __________   __________
Income (loss) before
 extraordinary charges
 and cumulative effects
 of accounting changes...            29.8       (85.8)     (128.8)      (319.2)
Extraordinary charges
 (net of income tax
 benefit)................              --          --       (61.6)          --
Cumulative effects of
 accounting changes
 (net of income tax
 benefit)................              --          --       (14.2)       (39.5)
                                __________  __________  __________   __________
Net income (loss)........       $    29.8   $   (85.8)  $  (204.6)   $  (358.7)
Net income (loss)
 applicable to common
 shares..................       $    27.7   $   (87.8)  $  (216.7)   $  (366.8)
                                ==========  ==========  ==========   ==========

Per share of common stock:
Income (loss) before
 extraordinary charges
 and cumulative effects
 of accounting changes...       $     .31   $   (1.23)  $   (1.60)   $   (4.59)
Extraordinary charges
 (net of income tax
 benefit)................              --          --        (.70)          --
Cumulative effects of
 accounting changes
 (net of income tax
 benefit)................              --          --        (.16)        (.56)
Net income (loss):
  Primary................       $     .31   $   (1.23)  $   (2.46)   $   (5.15)

                                ==========  ==========  ==========   ==========
  Fully diluted..........       $     .28   $      --   $      --    $      --
                                ==========  ==========  ==========   ==========

Average common shares
 outstanding (in millions):
  Primary................            90.5        71.2        88.2         71.2
                                ==========  ==========  ==========   ==========
  Fully diluted..........           112.2          --          --           --
                                ==========  ==========  ==========   ==========

Mill tonnage produced (in
 thousands of short tons):
Containerboard and kraft
 paper(a)(c).............           1,334       1,306       5,211        4,888
Newsprint(d).............             329         314       1,279        1,257
Market pulp(a)(b)........             236         215         800          733
Groundwood paper(d)......             133         122         536          516
Other(c).................              30          20         102           81
                                __________  __________  __________   __________
Total mill tonnage
 produced................           2,062       1,977       7,928        7,475
                                ==========  ==========  ==========   ==========
Containerboard and kraft
 paper converted
 (in thousands of short
 tons)(c)................           1,128       1,063       4,477        4,354
Corrugated shipments
 (in billions of square
 feet)(c)................            13.7        12.7        54.1         52.5
Paper bag and sack
 shipments (in thousands
 of short tons)..........             168         154         654          613


Notes:   (a)  Includes 100 percent of the Stone Savannah River and/or Seminole
              Kraft mills.
         (b)  Includes 25 percent of the Celgar mill.  Effective December 31,
              1994, the Company indirectly acquired an additional 20 percent of the Celgar mill, thereby increasing its ownership interest from 25 percent to 45 percent.
         (c)  Includes 49 percent of Titan for 1993.
         (d)  Includes 100 percent of Stone-Consolidated Corporation.


/TABLE

                                                                   Page 1 of 2

                              SEGMENT INFORMATION



Financial information by business segment is summarized as follows:


                                          Three months ended
                              December 31, 1994          December 31, 1993
                                      Income (loss)              Income (loss)
                                      before income              before income
                                       taxes and                   taxes and
                             Total      minority       Total        minority
(in millions)                sales      interest       sales       interest(a)
Paperboard and paper
 packaging..............   $1,195.3    $   166.5     $   932.9    $      66.2
White paper and other...      442.0         37.3         323.3          (51.7)
Intersegment............      (15.9)          --         (13.1)            --
                           _________   __________    __________   ____________
                            1,621.4        203.8       1,243.1           14.5
Interest expense........                  (117.9)                      (115.4)
Foreign currency
 adjustments............                   (12.1)                         1.0
General corporate and
 miscellaneous (net)....                   (12.6)                       (19.3)
                           _________   __________    __________   ____________
Total...................   $1,621.4    $    61.2     $ 1,243.1    $    (119.2)
                           =========   ==========    ==========   ============



                                                Year ended
                              December 31, 1994          December 31, 1993
                                      Income (loss)
                                      before income
                                      taxes, minority            Income (loss)
                                        interest,                before income
                                      extraordinary             taxes, minority
                                       losses and                 interest and
                                       cumulative                  cumulative
                                      effect of an                effect of an
                             Total     accounting      Total       accounting
(in millions)                sales        change       sales         change(a)
Paperboard and paper
 packaging..............   $4,241.5    $   354.2     $ 3,810.1    $     207.4
White paper and other...    1,549.6         25.4       1,295.6         (158.8)
Intersegment............      (42.4)          --         (46.1)            --
                           _________   __________    __________   ____________
                            5,748.7        379.6       5,059.6           48.6
Interest expense........                  (456.0)                      (426.7)
Foreign currency
 adjustments............                   (15.8)                       (11.8)
General corporate and
 miscellaneous (net)....                   (70.9)                       (73.4)
                           _________   __________    __________   ____________

Total...................   $5,748.7    $  (163.1)    $ 5,059.6    $    (463.3)
                           =========   ==========    ==========   ============



(a)  Adjusted to conform with current financial statement presentation.

                                                                Page 2 of 2




Financial information by geographic region is summarized as follows:



                                          Three months ended
                              December 31, 1994          December 31, 1993
                                      Income (loss)              Income (loss)
                                      before income              before income
                                       taxes and                   taxes and
                             Total      minority       Total        minority
(in millions)                sales      interest       sales       interest(a)
United States...........   $1,191.1    $   168.8     $   916.1    $      35.3
Canada..................      270.2         25.7         199.4          (21.8)
Europe..................      173.2          9.3         133.9            1.0
                           _________   __________    __________   ____________
                            1,634.5        203.8       1,249.4           14.5
Interest expense........                  (117.9)                      (115.4)
Foreign currency
 adjustments............                   (12.1)                         1.0
General corporate and
 miscellaneous (net)....                   (12.6)                       (19.3)
Inter-area eliminations.      (13.1)          --          (6.3)            --
                           _________   __________    __________   ____________
Total...................   $1,621.4    $    61.2     $ 1,243.1    $    (119.2)
                           =========   ==========    ==========   ============



                                                Year ended
                              December 31, 1994          December 31, 1993
                                      Income (loss)
                                      before income
                                      taxes, minority            Income (loss)
                                        interest,                before income
                                      extraordinary             taxes, minority
                                       losses and                 interest and
                                       cumulative                  cumulative
                                      effect of an                effect of an
                             Total     accounting      Total       accounting
(in millions)                sales        change       sales         change(a)
United States...........   $4,211.6    $   344.0     $ 3,694.6    $     107.1
Canada..................      978.0         20.3         773.1          (62.3)
Europe..................      619.0         15.3         626.9            3.8
                           _________   __________    __________   ____________
                            5,808.6        379.6       5,094.6           48.6
Interest expense........                  (456.0)                      (426.7)
Foreign currency
 adjustments............                   (15.8)                       (11.8)
General corporate and
 miscellaneous (net)....                   (70.9)                       (73.4)
Inter-area eliminations.      (59.9)          --         (35.0)            --
                           _________   __________    __________   ____________
Total...................   $5,748.7    $  (163.1)    $ 5,059.6    $    (463.3)
                           =========   ==========    ==========   ============




(a)  Adjusted to conform with current financial statement presentation.
